 FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of July

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)

HSBC HOLDINGS PLC

8 July 2016

Notification of Transactions of Persons Discharging Managerial Responsibilities ("PDMRs") and persons closely associated with the PDMRs

On 6 July 2016, HSBC Holdings plc was advised that the following acquisitions relating to dividends of US$0.50 ordinary shares (the "Shares") took place in London on that date.

Directors
Name	Price per Share / ADS1	Shares acquired
Douglas Flint	£4.6599	78
Heidi Miller	US$31.64401	12 American Depositary Shares1 (representing 60 ordinary shares of US$0.50 each)
Henri de Castries	US$6.3288	244
Iain Mackay	US$6.3288	22,607
Kathleen Casey	US$31.64401	26 American Depositary Shares1 (representing 130 ordinary shares of US$0.50 each) 2
Marc Moses	US$6.3288	27,286
Paul Walsh	US$6.3288	79
Sam Laidlaw	US$6.3288	597
Stuart Gulliver	US$6.3288	48,938

Other PDMRs
Name	Price per Share	Shares acquired
Andy Maguire	US$6.3288	3,489
Antonio Simoes	US$6.3288	5,683
John Flint	US$6.3288	9,699
Patrick Burke	US$6.3288	7,227
	£4.6599	1,962
Paulo Maia	US$6.3288	2,523
	£4.6599	2,223
Peter Boyles	US$6.3288	7,819
	£4.6599	2,827
Peter Wong	US$6.3288	19,923
	£4.6599	11,174
Samir Assaf	US$6.3288	30,857

Persons closely associated ("CAP") with the PDMR
Name	Price per Share	Shares acquired
Camay Wong (CAP of Peter Wong)	US$6.3288	348

1American Depositary Shares ('ADS') are categorised as equity derivatives under Part XV of the Securities and Futures Ordinance of Hong Kong. Each ADS represents five HSBC Holdings plc ordinary shares. ADS are traded in New York.
2 In addition Kathleen Casey acquired one ADS at a price of US$32.0600 (equivalent to five HSBC Holdings plc ordinary shares) as a result of accrued residual dividend amounts.

The following disclosures are made in accordance with Article 19 of the EU Market Abuse Regulation 596/2014.

Click on, or paste the following link into your web browser, to view the associated PDF document.
http://www.rns-pdf.londonstockexchange.com/rns/7411D_1-2016-7-8.pdf

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                   By:

                                                                                     Name: Ben J S Mathews

                                                                                                  Title: Group Company Secretary

                                                                             Date: 08 July 2016